Exhibit 99.67

January 27, 2017

Lithium Americas Completes Initial Share Subscription

under Ganfeng Investment Agreement

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC; OTCQX: LACDF) (“LAC” or the “Company”) is pleased to announce that it has completed the initial common share subscription contemplated under the Investment Agreement with GFL International Co., Ltd. (“Ganfeng”), as previously announced on January 19, 2017. In accordance with the Agreement, the Company issued to Ganfeng 11,250,000 common shares at a price of C$0.85 per share, for an aggregate cash subscription of C$9,562,500. The common shares are subject to a four month hold expiring May 27, 2017.

About Lithium Americas

Lithium Americas, together with its joint venture partner SQM, is developing the Cauchari-Olaroz Lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com